                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          WATCHGUARD TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    941105108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

                               Page 1 of 6 Pages

-------------------------                                 --------------------
  CUSIP NO. 941105108                Schedule 13G          Page 2 of 6 Pages
                                    Amendement No. 2
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven N. Moore
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,408,596
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,408,596
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,408,596
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

       This Schedule 13G relates to WatchGuard Technologies, Inc., a Delaware corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.

       The Company's principal executive offices are located at 505 Fifth Avenue South, Suite 500, Seattle, WA 98104.

Item 2(a).  Name of Person Filing.

       This Schedule 13G relates to Steven N. Moore.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

       The business address of the reporting person is c/o WatchGuard Technologies, Inc., 505 Fifth Avenue South, Suite 500, Seattle, WA 98104.

Item 2(c).  Citizenship.

       Mr. Moore is a United States citizen.

Item 2(d).  Title of Class of Securities.

            This Schedule 13G relates to the Company's common stock, $.001 par value (the "Common Stock").

Item 2(e).  CUSIP Number.

            The CUSIP number for the Company's Common Stock is 941105108.

Item 3. If This Statement Is Filed Pursuant to (S)(S)240.13d-1(b) or 240. 13d-2(b) or (c), Check Whether the Person Filing Is a:

     (a)[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            780).

     (b)[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)[_] An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E).

                                Page 3 of 6 Pages

     (f) [_] An employee benefit plan or endowment fund in accordance with (S) 240.13-d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [_]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

                                 Not applicable.

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

         The following describes the ownership of Common Stock by Steven N. Moore as of December 31, 2001:

     (a)      Amount beneficially owned:  2,408,596 shares

     (b)      Percent of class:  8.8%

     (c)      Number of shares as to which the person has:

                 (i)   Sole power to vote or direct the vote:  2,408,596 shares

                 (ii)  Shared power to vote or to direct the vote:  0

                 (iii) Sole power to dispose or to direct the disposition of:
                       2,408,596 shares

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

                                Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 5, 2002


                                                        /s/ Steven N. Moore
                                                     ---------------------------
                                                     Steven N. Moore

                                Page 6 of 6 Pages